UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 17TH, 2022

1. Date, Time and Place: On August 17th 2022, at 02:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was waived in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: Analysis and decision on the consent for assignment of credits owed by the Company to GPA to third-parties.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1        Analysis and decision on the consent for assignment of credits owed by the Company to GPA to third-parties: the Management´s Proposal for consent on the execution of agreements to the assignment of receivables to third-parties´ banks was presented to the Board of Directors, making reference to installments owed by the Company to the former controlling company, Companhia Brasileira de Distribuição – GPA, as a consequence of the onerous transfer of “Hiper stores” commercial points.

Based on the favorable recommendation of the Financial Committee, on the lack of obstacles from the Independent Auditors and the Audit Committee, the Members of the Board of Directors decided, unanimously and unreserved, to consent on the execution of the agreements for the assignment of the aforementioned credits.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, August 17th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, August 17th, 2022.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.